Goodwin Procter LLP Three Embarcadero Center 28th Floor San Francisco, CA 94111

November 30, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards
Erin Jaskot

Re:	Anthera Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2017 File No. 001-34637

Ladies and Gentlemen:

On behalf of Anthera Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2017 (the “Comment”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “PRE 14A”), filed with the Commission on November 20, 2017. For the convenience of the Staff, the text of the Comment has been incorporated into this response letter in italicized type, which is followed by the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A

1.	We note that the issuance of the Class Y Convertible Preferred Stock and warrants to purchase common stock in the second closing is contingent upon obtaining shareholder approval of the underlying common stock as set forth in Proposal 1. Because there will be no separate opportunity for shareholders to vote on the issuance of the senior securities, please revise your disclosure to provide information responsive to Item 13(a) of Schedule 14A or tell us why you believe it is not required. Please refer to Item 11(e) and Instruction 1 to Item 13 of Schedule 14A, as well as Note A of Schedule 14A.

Response:

We believe the information required by Item 13(a) may be omitted based on Instruction 1 to Item 13 of Schedule 14A (“Instruction 1”) as not material for the exercise of prudent judgment because the Class Y Convertible Preferred Stock (the “Class Y Preferred”) (i) is not a “senior security”; and (ii) will be issued for cash in an amount constituting fair value.

A.	The Class Y Preferred is not a “senior security.” Instruction 1 states that information “not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted” and further states that if the matter to be acted upon is the “issuance of a material amount of senior securities” the information is in the usual case material, while where the matter to be acted upon is the “issuance of common stock”, it is not.

The Class Y Preferred is “preferred” in name only. Shares of Class Y Preferred have no preference on liquidation or dividends and no voting rights1, price protection or other special rights. Because the Class Y Preferred is not senior to the common stock in any respect, and instead ranks pari passu with the common stock, it should be considered a common stock equivalent, rather than a “senior security” for the purposes of Instruction 1.

[1]	See sections 3, 4 and 5 of the Certificate of Designation of Preferences, Rights and Limitations of Class Y Convertible Preferred Stock, filed as Annex D to the Pre 14A.

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B.	The Class Y Preferred will be issued for cash in an amount constituting fair value. Instruction 1 further states that the information is not deemed material where the matter to be acted upon is the “authorization for issuance of preferred stock for cash in an amount constituting fair value”.

The Class Y Preferred is to be sold at the same price and on the same terms as shares of the Company’s common stock.2 The Securities Purchase Agreement, filed as Annex A to the Pre 14A , pursuant to which the Class Y Preferred will be sold was negotiated at arm’s length with unrelated third party investors, and as a result the price and terms of the sale constitute fair value.

In light of the foregoing, the Company did not deem it necessary to include in the PRE 14A the information required by Item 13(a), as pursuant to Instruction 1 to Item 13 of Schedule 14A such information is not material for the exercise of prudent judgment by its stockholders in considering the proposal.

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The staff’s other closing comments have been duly noted.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office. Thank you for your prompt attention to this matter.

Sincerely,

/s/ Bradley A. Bugdanowitz

Bradley A. Bugdanowitz

cc:	J. Craig Thompson (Anthera Pharmaceuticals, Inc.)

[2]	See the definition of “Common Unit Purchase Price” and “Preferred Unit Purchase Price” in Article I of the Securities Purchase Agreement, filed as Annex A to the Pre 14A.